EXHIBIT 99.1

SGOCO GROUP, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: SGOC)

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to Be Held on September 21, 2015

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of SGOCO Group, Ltd. (the “Company”) will be held at Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong on September 21, 2015 at 10:00 a.m., local time for the following purposes:

1.	To approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value $0.001 per share, at a ratio of one-for specific ratio to be determined by the Board of Directors in its sole discretion within the range of one-for-two to one-for-five, inclusive, referred to as the Reverse Stock Split Charter Amendment, such that the number of the Company’s authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio.

2.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business New York time on August 31, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Special Meeting or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the Special Meeting or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Special Meeting of Shareholders in person. Your vote is important. If you cannot attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Meeting to ensure your representation at such meeting.

By	Order of the Board of Director
Tin Man Or
Chairman

Hong Kong, August 31, 2015

SGOCO GROUP, LTD.

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR SPECIAL MEETING OF SHAREHOLDERS

to Be Held on September 21, 2015

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of SGOCO Group, Ltd., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Company to be exercised at the Special Meeting of Shareholders to be held at Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong on September 21, 2015 at 10:00 a.m. (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. Only the shareholders of the Company of record at the close of business New York time on August 31, 2015 (the “Record Date”) are entitled to notice of and are entitled to attend and vote at the Special Meeting of Shareholders. In respect of the matters requiring shareholders’ vote at the Special Meeting of Shareholders, each Ordinary Share is entitled to one vote. At the Special Meeting of Shareholders, two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation,) by its duly authorized representative representing not less than one-third of the total issued voting shares of the Company throughout the Special Meeting of Shareholders shall form a quorum for all purposes.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Special Meeting of Shareholders as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Special Meeting of Shareholders acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Special Meeting of Shareholders, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Special Meeting of Shareholders. However, if any other matter properly comes before the Special Meeting of Shareholders, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, with a copy delivered to its office at Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong, or (ii) by attending and voting in person at the Special Meeting of Shareholders.